Contact

www.linkedin.com/in/
michaelcmorello (LinkedIn)

Top Skills

Operations Management
Post-Production
Live Event Production

Honors-Awards

Eagle Scout

Michael C. Morello

Founder & CEO at Novella AI

Santa Monica, California, United States

Summary

Welcome to my LinkedIn profile! I'm one of the founders of Novella AI, a trailblazing software company revolutionizing the post-production landscape. With a decade of experience as a Production & Operations Manager for major music venues, I've honed a keen eye for detail and a relentless drive for excellence.

My passion for creating unforgettable experiences led me into the world of post-production, where I've spent over eight years pushing the boundaries of what's possible. At Novella AI, we're on a mission to empower post-production teams with cutting-edge tools that streamline workflows and elevate creative output.

As a results-driven leader, I'm committed to fostering innovation and building a culture of continuous improvement. Our software is designed to save time, reduce costs, and deliver exceptional results. Whether you're a seasoned industry veteran or just starting out, I'm excited to connect with like-minded professionals who share our vision for the future of post-production. Let's create something extraordinary together.

Experience

Novella AI
Founder & CEO
November 2023 - Present (1 year 5 months)
Los Angeles, California, United States

New Media Solution
US Managing Director
May 2024 - Present (11 months)
Santa Monica, California, United States

Lighthearted Entertainment, Inc.
Assistant Editor

January 2020 - Present (5 years 3 months)
Los Angeles, California, United States

MrBeast
Assistant Editor
September 2024 - December 2024 (4 months)

Beast Games

Pilgrim Media Group
Assistant Editor
January 2017 - September 2024 (7 years 9 months)
Los Angeles, California, United States

Fox Entertainment
Assistant Editor
January 2021 - March 2024 (3 years 3 months)

ITV
Assistant Editor
2021 - 2022 (1 year)

Avant Gardner
Director of Operations
2016 - 2017 (1 year)
Brooklyn, New York, United States

Jukely
Director of Events
2015 - 2016 (1 year)
Brooklyn, New York, United States

Webster Hall
Manager of Operations
2008 - 2016 (8 years)
New York, New York, United States

Included Slake NYC on 30th Street

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Education

American Academy of Dramatic Arts-Los Angeles

Associate of Arts - AA, Acting · (January 2020 - May 2022)

Full Sail University
Film/Cinema/Video Studies · (2005 - 2005)